

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 2, 2009

Via U.S. Mail and Facsimile to
Mr. Craig Brown
Chief Financial Officer
Waste2Energy Holdings, Inc.
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

Dear Mr. Brown:

Your most recent Form 10-K includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please file an Item 4.01 Form 8-K and disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. If you already filed an Item 4.01 Form 8-K to disclose Moore's resignation or dismissal and did not also disclose that the PCAOB revoked Moore's registration, then please amend your Form 8-K to disclose this fact and the reasons for the revocation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your Form 8-K please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

The Form 8-K should be filed within four business days of receipt of this letter. Please also advise us as to how you intend to address any re-audit requirements no later than September 17, 2009. If you have any questions, I can be reached at 202-551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant